UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38759

CF Finance Acquisition Corp.
(Exact name of registrant as specified in its charter)

110 East 59th Street, New York, New York 10022 (212) 938-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and three-quarters of one redeemable warrant

Class A common stock, par value $0.0001 per share

Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* Effective November 17, 2020, CF Finance Acquisition Corp. merged with and into GCM Grosvenor Inc., with GCM Grosvenor Inc. surviving such merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, CF FINANCE ACQUISITION CORP. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 30, 2020	By:	/s/ Burke J. Montgomery
	Name:	Burke J. Montgomery
	Title:	Authorized Person